Filed pursuant to Rule 424(b)(3)
Registration No. 333-125546

SUPPLEMENT NO. 13 DATED JANUARY 17, 2007

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 7 (which is cumulative and replaces all prior Supplements), Supplement Nos. 8, 9, 10, 11 and 12, and this Supplement No. 13.

Status of the Offering	S–3
Recent Developments	S–3

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “Springhill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Seven, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of December 26, 2006, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	32,283,382	355,117,206	319,605,485

Total	37,045,287	$405,117,206	$364,605,485

Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company has had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from our offering of Units. Proceeds of the offering which are distributed are not available for investment in properties.

RECENT DEVELOPMENTS

Recent Purchase Contracts

On January 16, 2007, one of our wholly-owned subsidiaries entered into separate purchase contracts for four entities, each of which owns one hotel. Two of the four hotels are located in Florida and the other two are located in Alabama and Georgia. The four hotels contain a total of 299 guest rooms. An initial deposit of $100,000 was required under each of the four purchase contracts. The aggregate gross purchase price for the four entities owning the hotels is $28,368,497.

Three of the four hotels serve as collateral for existing loans. If a purchase occurs, the purchased entity would continue to serve as the borrower under the applicable loan. One of our wholly-owned subsidiaries, however, would assume the obligations of the indemnitor or guarantor of the applicable loan. Certain necessary conditions remain unsatisfied under each of these four purchase contracts. Accordingly, there can be no assurance at this time that we will purchase any of these four hotels.

Hotel and Related Loan Information

The following tables provide a summary of the four hotels covered by the recent purchase contracts and the related loan information for three of these hotels:

Summary

Hotel	Franchise	Number of Rooms	Purchase Price
Columbus, Georgia	Fairfield Inn	79	$7,332,597
Dothan, Alabama	Fairfield Inn	63	4,584,044
Lakeland, Florida	Courtyard	78	9,805,236
Tallahassee, Florida	Fairfield Inn	79	6,646,620

	Total	299	$28,368,497

Loan Information (a)

Hotel	Franchise	Estimated Outstanding Principal Balance	Interest Rate	Maturity Date
Columbus, Georgia	Fairfield Inn	—	—	—
Dothan, Alabama	Fairfield Inn	$1,674,000	7.35%	March 2008
Lakeland, Florida	Courtyard	4,239,000	6.80%	January 2013
Tallahassee, Florida	Fairfield Inn	3,519,000	6.80%	January 2013

	Total	$9,432,000

Note for Table:

(a)	All loans provide for monthly payments of principal and interest on an amortized basis.

Each loan has a non-recourse structure, which means that the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender is permitted to seek repayment from the indemnitor or guarantor of the loan, which would be another one of our wholly-owned subsidiaries.

Property Ownership

We currently own a total of 18 hotels, which are located in the states indicated in the map below: